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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                    SOUTH TEXAS DRILLING & EXPLORATION, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.10 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                     840553
                                 (CUSIP Number)

 RICHARD E. BLOHM, JR., 1415 LOUISIANA STREET, SUITE 3000, HOUSTON, TEXAS 77002
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:

     DARRYL M. BURMAN, 1900 W. LOOP SOUTH, SUITE 1100, HOUSTON, TEXAS 77027


                                  MAY 11, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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CUSIP NO. 840553                        13D                         PAGE 2 OF 9


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1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:
         WEDGE Energy Services, L.L.C.; Tax I.D. No. 76-0624532
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [ ]   (b) [ ]

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3.       SEC USE ONLY:

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4.       SOURCE OF FUNDS
         AF

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                 [ ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         United States
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7.       SOLE VOTING POWER:                            -0-
         8.       SHARED VOTING POWER:                          4,832,007*
         9.       SOLE DISPOSITIVE POWER:                       -0-
         10.      SHARED DISPOSITIVE POWER:                     4,832,007*

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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         4,832,007*

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         44.116%**

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14.      TYPE OF REPORTING PERSON:
         OO: Limited Liability Company

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* Represents shares of common stock, par value $.10 per share ("Common Stock"), of South Texas Drilling & Exploration, Inc.

** Based on ownership of shares of outstanding Common Stock not including shares of Common Stock outstanding or issuable upon conversion or exercise of Series A 8% Convertible Preferred Stock, par value $1.00 per share, and Series B 8% Convertible Preferred Stock, par value $1.00 per share, or outstanding warrants and outstanding stock options.


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CUSIP NO. 840553                    13D                             PAGE 3 OF 9


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1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:
         Issam M. Fares

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [ ]   (b) [ ]

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3.       SEC USE ONLY:

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4.       SOURCE OF FUNDS
         AF
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                 [ ]


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6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         Lebanon
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7.       SOLE VOTING POWER:                            -0-
         8.       SHARED VOTING POWER:                          4,832,007*
         9.       SOLE DISPOSITIVE POWER:                       -0-
         10.      SHARED DISPOSITIVE POWER:                     4,832,007*
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         4,832,007*
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         44.116%**
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14.      TYPE OF REPORTING PERSON:
         IN
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*Represents shares of common stock, par value $.10 per share ("Common Stock"), of South Texas Drilling & Exploration, Inc.

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CUSIP NO. 840553                     13D                            PAGE 4 OF 9


** Based on ownership of shares of outstanding Common Stock not including shares of Common Stock outstanding or issuable upon conversion or exercise of Series A 8% Convertible Preferred Stock, par value $1.00 per share, and Series B 8% Convertible Preferred Stock, par value $1.00 per share, or outstanding warrants and outstanding stock options.


                            STATEMENT ON SCHEDULE 13D

         Introductory Note: All information herein with respect to South Texas Drilling & Exploration, Inc., a Texas corporation, is to the best knowledge and belief of the Reporting Persons, as defined herein.

ITEM 1.           SECURITY AND ISSUER.

         This Amended Statement on Schedule 13D relates to the common stock, par value $.10 per share (the "Common Stock"), of South Texas Drilling & Exploration, Inc., a Texas corporation ("STDE"). The principal place of business of STDE is located at 9310 Broadway, Building I, San Antonio, Texas 78217.

ITEM 2.           IDENTITY AND BACKGROUND.

         This Amended Statement on Schedule 13D is filed by (i) WEDGE Energy Services, L.L.C., a Delaware limited liability company ("WEDGE"), and (ii) Mr. Issam M. Fares, an individual ("Fares" and, together with WEDGE, the "Reporting Persons").

         The address of the principal place of business for WEDGE is 1415 Louisiana Street, Suite 3000, Houston, Texas 77002 and the address of Mr. Fares is Pietermaai 15, Curacao, Netherlands Antilles. Mr. Fares is a citizen of the country of Lebanon.

         WEDGE was formed for the purpose of making investments in the energy industry. The officers of WEDGE consist of (i) Mr. William H. White, President;
(ii) Mr. Gregory J. Armstrong, Vice President and Treasurer; and (iii) Mr. Richard E. Blohm, Jr., Secretary. Each of Mr. White, Mr. Armstrong and Mr. Blohm is also a director of WEDGE. The address of Mr. White, Mr. Armstrong and Mr. Blohm is 1415 Louisiana Street, Suite 3000, Houston, Texas 77002, and each is a citizen of the United States. The filing of this Amended Statement on Schedule 13D shall not be construed as an admission that Mr. White, Mr. Armstrong or Mr. Blohm are, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owners of any securities covered by this Statement.

         Neither WEDGE nor Mr. Fares, nor to the knowledge of the Reporting Persons, Mr. White, Mr. Armstrong or Mr. Blohm, has been during the last five years (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation




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CUSIP NO. 840553                     13D                            PAGE 5 OF 9



with respect to such laws. Mr. Fares is the ultimate beneficial owner of all of the outstanding ownership interests of WEDGE.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On May 11, 2000, WEDGE consummated its purchase of an additional 3,678,161 shares of Common Stock, for the aggregate amount of $8,000,000 (the "Stock") from STDE and entered into a Common Stock Purchase Agreement (the "Common Stock Purchase Agreement"), a new Registration Rights Agreement (the "Registration Rights Agreement") and a Voting Agreement (the "Voting Agreement"). The Common Stock Purchase Agreement, the Registration Rights Agreement and the Voting Agreement are described more fully in response to Item
4. The $8,000,000 funds used by WEDGE to purchase the Stock was provided by an affiliate of the Reporting Persons. This transaction amends the original acquisition on February 18, 2000, whereby WEDGE acquired 1,153,846 shares of Common Stock at the per share price of $1.30 for the aggregate amount of $1,500,000. As of the filing of this Amended Schedule 13D, WEDGE has purchased, in the aggregate, 4,832,007 shares of Common Stock, for the aggregate amount of $9,500,000.

ITEM 4.           PURPOSE OF TRANSACTION.

         Common Stock Purchase Agreement. On May 11, 2000 South Texas Drilling & Exploration, Inc. sold to WEDGE Energy Services, L.L.C. 3,678,161 shares of its $0.10 par value Common Stock at a price of $2.175 per share for an aggregate consideration of $8 million. As additional consideration for the sale of the Stock, the Company granted to WEDGE the preemptive right, subject to certain exceptions, to acquire additional capital stock of any class or series, or debt convertible into capital stock, the Company may issue equal to the percentage of STDE's outstanding Common Stock (assuming the conversion of all outstanding convertible preferred stock or debt) held by WEDGE immediately preceding any such issuance of Common Stock. The preemptive rights shall terminate in the event WEDGE holds less than 10% of the outstanding Common Stock of the Company or four years following the date STDE becomes listed on the NASDAQ National Market List or on a nationally recognized securities exchange; provided, however, in the event after such listing the Company shall become not so listed then the preemptive rights shall be reinstated, subject to any other independent reason for termination. Additionally, the Company agreed to support and cause to be placed on the ballot at each of election of directors of STDE one name provided by WEDGE which shall be a nominee to the Board of Directors of STDE (the "WEDGE Nominee"). Additionally, the WEDGE Nominee shall be appointed to serve on the Audit Committee and Compensation Committee of the Board of Directors and such committees must be established within 60 days from the date WEDGE acquired the Stock. WEDGE agreed that it would not sell, transfer or otherwise make a disposition of any Common Stock of the Company other than into the public trading market under Rule 144 or incident to any registration right granted by STDE to WEDGE without first offering the stock WEDGE desires to transfer to STDE in writing at the price and other terms under which WEDGE desires to transfer such stock. STDE shall then have the right to acquire the stock on such terms as provided to STDE by WEDGE upon notification of WEDGE's intent to




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CUSIP NO. 840553                     13D                            PAGE 6 OF 9


dispose of its stock. The Common Stock Purchase Agreement also provided for customary representations and warranties of STDE and WEDGE, as well as appropriate indemnification provisions in the event a loss exceeds $100,000, individually or in the aggregate.

         Registration Rights Agreement. In connection with the acquisition of the Stock by WEDGE, WEDGE and STDE entered into an agreement (the "Registration Rights Agreement"), which supercedes the previous Registration Rights Agreement originally entered into on February 18, 2000. WEDGE has been granted certain rights to require STDE, at any time after November 10, 2000, to effect up to three demand registrations under the Securities Act of 1933, as amended (the "Act"), of the resale of the Stock. One such demand registration may be for a shelf registration. STDE shall use its best efforts to file the registration statement covering the Stock as soon as practicable, and in no event beyond 90 days after written request by WEDGE. STDE shall have the right to defer such filing for a reasonable period not to exceed 90 days. STDE shall have the right to include in such registration any of its own equity securities, unless it is determined by the underwriters that such inclusion will adversely effect such offering. Notwithstanding the demand registration rights, if STDE proposes to register any of its securities under the Act, STDE will notify WEDGE of such intention. Upon written request by WEDGE, STDE will use its best efforts to cause all such outstanding Stock to be so registered under the Act, such Stock subject to reduction in the event that the managing underwriter of a then-proposed public offer of STDE's securities determines that such registration of such Stock would materially and adversely effect such public offering. However, the underwriters shall not reduce the number of shares of Common Stock to be registered to below 25% of WEDGE's total ownership of the Stock. WEDGE shall have the unlimited right to cause its Stock to be included in any registrations effected by STDE. All expenses related to STDE's compliance with the registration rights of WEDGE, excluding certain expenses such as underwriting discounts, selling commissions and stock transfer taxes and any filing fees associated with the listing of the Stock, will be paid by STDE. The Registration Rights Agreement also contains customary indemnification provisions with respect to the registration rights contained therein. The Registration Rights Agreement will expire on the fifteenth anniversary of its execution date, except as elsewhere provided therein.

         Voting Agreement. WEDGE, STDE and two shareholders of STDE, Wm. Stacy Locke and Michael E. Little (collectively, the "Shareholders"), have entered into a Voting Agreement (the "Voting Agreement") in connection with the purchase of the Stock by WEDGE. Under the terms of the Voting Agreement, the Shareholders have agreed to vote their shares in favor of the WEDGE Board Nominee. The Voting Agreement terminates on the first to occur of (i) WEDGE no longer owning at least 10% of the total issued and outstanding shares of capital stock of STDE on a fully diluted basis or (ii) 100 years after its execution. The Shareholders hold in the aggregate shares of capital stock of STDE representing 8.6% of the capital stock STDE currently outstanding and entitled to vote, exclusive of any options or warrants.

         The Common Stock Purchase Agreement, the Registration Rights Agreement and the Voting Agreement are each attached as exhibits to this Amended Statement on Schedule 13D, are





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CUSIP NO. 840553                     13D                            PAGE 7 OF 9



incorporated herein by reference and the summaries of the terms of such agreements are qualified by reference to the actual agreement.

         The purchase of the Stock by WEDGE was the result of negotiated transactions with STDE. WEDGE acquired the Stock as an investment which will be subject to the terms of the Common Stock Purchase Agreement, the Registration Rights Agreement and the Voting Agreement. Further, the Reporting Persons intend to monitor their investment in STDE on a continuing basis in the ordinary course of business and, depending upon the price of, and other market considerations relating to the Common Stock, subsequent developments affecting STDE, STDE's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions (including the price of oil and natural gas), tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in STDE.

         Other than as described in this Statement on Schedule 13D, at the present time neither of the Reporting Persons has specific plans or proposals which would relate to or result in:

         (a) the acquisition by any person of additional securities of STDE, or the disposition of securities of STDE;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving STDE or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of STDE or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of STDE, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

         (e) any material change in the present capitalization or dividend policy of STDE;

         (f) any other material change in STDE's business or corporate structure;

         (g) changes in STDE's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of STDE by any person;

         (h) causing a class of securities of STDE to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of STDE becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or




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CUSIP NO. 840553                     13D                            PAGE 8 OF 9



         (j)      any actions similar to those enumerated above.

         The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change their intentions regarding, any or all of the foregoing, and reserve their rights under the Common Stock Purchase Agreement, Registration Rights Agreement and Voting Agreement, and all transactions contemplated thereby.

         WEDGE may, from time to time, discuss with management and other shareholders of STDE and other parties methods by which STDE can best preserve and increase its value. Such methods may involve expansion or contraction of the geographic scope of STDE's operations, strategic alliances, business combinations, cost containment measures and other similar arrangements. If as a result of such discussions, the Reporting Persons decide to pursue any of the methods for preserving and increasing the value of STDE described herein, then the consummation thereof could involve transactions in the nature of those described in subparagraphs (a) through (j) above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) As set forth in this Amended Statement on Schedule 13D, WEDGE owns 4,832,007 shares of Common Stock of STDE. The 4,832,007 shares of Common Stock of STDE represent 44.116% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of May 10, 2000 as represented by STDE. Based on certain representations made by STDE to WEDGE, on a fully diluted basis, which assumes conversion of (x) the Series A 8% Convertible Preferred Stock, (y) the Series B 8% Convertible Preferred Stock, and (z) warrants and stock options, the 4,832,007 shares of Common Stock of STDE represents 33.49% of the outstanding Common Stock of STDE.

         (b) Mr. Fares may be deemed to beneficially own and thereby share voting and dispositive power over the Stock issued to WEDGE. See Item 2.

         (c) Other than the transactions described in Item 3 and this Item 5, none of the Reporting Persons has effected any transactions in the Common Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the agreements described in response to Items 3 and 4, to the best knowledge of the Reporting Persons, there are no contracts, agreements, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to the securities of STDE, including, but not limited to, transfer or voting arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.



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CUSIP NO. 840553                       13D                         PAGE 9 OF 9

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         99.1     Common Stock Purchase Agreement

         99.2     Registration Rights Agreement

         99.3     Voting Agreement

         99.4     Power of Attorney from Issam M. Fares.

         99.5     Joint Filing Agreement between the Reporting Persons.


                                   SIGNATURES


         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: May 18, 2000                      WEDGE ENERGY SERVICES, L.L.C.


                                         By: /s/ RICHARD E. BLOHM, JR.
                                            ----------------------------------
                                         Name:   Richard E. Blohm, Jr.
                                         Title:  Secretary




Dated: May 18, 2000                      ISSAM M. FARES


                                         By: /s/ RICHARD E. BLOHM, JR.
                                            ----------------------------------
                                         Name:   Richard E. Blohm, Jr.
                                         Title:  Attorney-In-Fact